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                          CERIDIAN CORPORATION

                        PERSONAL INVESTMENT PLAN
                              1995 REVISION

                    Seventh Declaration of Amendment




Pursuant to the retained power of amendment contained in Section 10.2 of the Ceridian Corporation Personal Investment Plan -- 1995 Revision, the undersigned hereby amends Section 11.16(A) of the Plan to read as follows:

          "(A) The `Eligible Earnings' of a Participant from his or her Participating Employer for any period is the amount reportable by the Participating Employer for federal income tax purposes as wages paid to the Participant for such period, increased by the amount of Eligible Earnings reductions experienced by the Participant for the period pursuant to the Plan, any cafeteria plan maintained by the Participating Employer pursuant to Code section 125 and the Ceridian Corporation Retirement Plan or Computing Devices International Retirement Plan, to the extent such reductions are not otherwise included for that period, and decreased by any amount received by the Participant during the period as deferred income from a previous period, expatriation premium, tuition aid reimbursement, relocation allowance, restricted stock plan awards, any such amount attributable to the exercise of an option under a stock option plan maintained by a Participating Employer, any amounts representing imputed income on account of benefits pursuant to the Code, any amounts representing severance payments under the Participating Employer's severance policy and any other amounts of an unusual or nonrecurring nature, as specified in Plan Rules."

The foregoing amendment is effective as of January 1, 1995.

IN WITNESS WHEREOF, the undersigned has caused this instrument to be
executed by its duly authorized officers this     day of May, 1997.


                                 CERIDIAN CORPORATION


Attest:                          By
       Secretary                   Vice President